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Exhibit 99.1

        [DRAXIS LOGO]

For Immediate Release
March 31, 2003

DRAXIS Receives US$6.5 Million from Elan

Transaction returning rights to non-marketed products facilitates
DRAXIS divestiture discussions

        MISSISSAUGA, ONTARIO, March 31, 2003—DRAXIS Health Inc. (TSX: DAX; NASDAQ: DRAX) has amended its License, Distribution and Supply Agreement with affiliates of Elan Corporation, plc ("Elan") to return the Canadian rights for several of Elan's neurology products in exchange for a cash payment of US$6.5 million.

        "This transaction is the first step in our strategy to divest our Canadian pharmaceutical sales and marketing division, DRAXIS Pharmaceutica, and it paves the way to advance our negotiations with other parties," said Dr. Martin Barkin, President and Chief Executive Officer of DRAXIS Health.

        The amendment to the agreement provides for the return to Elan of products that are not yet marketed in Canada, including FROVA™ (frovatriptan succinate), MYOBLOC™ (Botulinum Toxin Type B), ZELAPAR™ (selegiline hydrochloride), PRIALT™ (ziconotide) and ZONEGRAN™ (zonisamide). This amendment also facilitates potential product transfers that DRAXIS may pursue in future transactions with other parties regarding DRAXIS Pharmaceutica. A one-time gain associated with this transaction will be recorded by DRAXIS in its first quarter 2003 results.

Background

        In 1999, DRAXIS acquired an exclusive license for Canada for a portfolio of Elan neurology products for development and marketing by the DRAXIS Pharmaceutica division. Subsequently, DRAXIS made the strategic decision to focus on its two core businesses and undertook to divest certain of its product lines as well as the DRAXIS Pharmaceutica division. DRAXIS has been engaged in discussions with various parties, including Elan, since 2001 and concluding this current transaction with Elan is expected to facilitate further discussions with other parties.

About DRAXIS Health Inc.

        DRAXIS Health Inc. is a specialty pharmaceutical company focused on the development, production, marketing and distribution of radiopharmaceuticals (DRAXIMAGE) and the provision of pharmaceutical contract manufacturing services, specializing in liquid and freeze-dried injectables and other sterile products (DRAXIS Pharma).

        Except for historical information, this news release contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 as amended, which involve risk and uncertainties that may cause actual results to differ materially from the statements made. Such factors include, but are not limited to, timely regulatory approval of the Company's products, the ability to obtain and enforce effective patents, the establishment and maintenance of new corporate alliances, compliance with appropriate governmental regulations, and other risks detailed from time-to-time in the Company's filings with the US Securities and Exchange Commission and Canadian securities authorities. The Company does not undertake to update such forward-looking statements to reflect new information, later events or developments.

FOR FURTHER INFORMATION PLEASE CONTACT:

For DRAXIS in Canada: Jerry Ormiston Phone: 877-441-1984	For DRAXIS in the United States: Gino De Jesus / Dian Griesel, Ph.D. The Investor Relations Group Phone: 212-825-3210

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  Exhibit 99.1